

August 7, 2025

Sandstorm Gold Royalties
Reports Record Operating Results
in Second Quarter 2025

Vancouver, BC | Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) has released its financial results for the three months ended June 30, 2025 (figures in U.S. dollars unless otherwise indicated). The Company realized another consecutive quarter of record revenue and operating margins, driven by strong commodity prices. Subsequent to quarter-end, Sandstorm entered into a definitive arrangement agreement with Royal Gold, Inc. ("Royal Gold") pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Sandstorm in an all-share transaction with an implied value of approximately $3.5 billion (the "Sandstorm Transaction").

Second Quarter Financial Highlights

Operating highlights include:

- Record revenue of $51.4 million (compared to $41.4 million for the comparable period in 2024);

- Production of 15,098 attributable gold equivalent ounces[1] (compared to 17,414 ounces for the comparable period in 2024);

- Cash flows from operating activities, excluding changes in non-cash working capital[1] of $37.7 million (compared to $32.6 million for the comparable period in 2024);

- Record cash operating margins[1] of $2,981 per attributable gold equivalent ounce (compared to $2,043 for the comparable period in 2024); and

- Net income of $16.9 million (compared to net income of $10.5 million for the comparable period in 2024).



Royal Gold Offers to Acquire Sandstorm, Forming Industry-Leading Precious Metals Streaming and Royalty Company

On July 6, 2025, Sandstorm entered into a definitive arrangement agreement with Royal Gold pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Sandstorm in an all-share transaction with an implied value of approximately $3.5 billion. Sandstorm shareholders will receive 0.0625 of a share of common stock of Royal Gold for each Sandstorm share held, and on a fully diluted basis, existing Royal Gold and Sandstorm shareholders will own approximately 77% and 23% of the combined company, respectively. Concurrently, Royal Gold entered into a definitive arrangement agreement with Horizon Copper Corp. ("Horizon Copper") pursuant to which Royal Gold will acquire all of the issued and outstanding common shares of Horizon Copper. Upon completion of both transactions, Royal Gold will hold a robust portfolio of 393 streams and royalties (including 80 cash-flowing assets), delivering industry-leading diversification and a compelling growth profile.

The Sandstorm Transaction is poised to create significant value for Sandstorm shareholders by delivering multiple benefits:

- Maintains exposure to Sandstorm's gold-focused, high-quality, long-life royalty and streaming portfolio with significant built-in growth from its principal assets;

- Daylights intrinsic value of Sandstorm's portfolio, closing the valuation gap between Sandstorm and its mid-tier peers;

- Attractive premium to the 20-day volume-weighted average price of Sandstorm shares for the period ended July 3, 2025, which continue to trade near 10-year highs;

- Improves pro-forma portfolio maturity by reducing the relative concentration of development-stage assets through the integration of a larger, more diversified asset base;

- Enhanced access to institutional investors via an attractive, larger, diversified, gold-focused streaming and royalty company with strong trading liquidity; and

- Equity participation in a large-scale precious metals streaming and royalty company with significant re-rating potential and proven track record of capital returns.

The combined portfolios under Royal Gold are expected to create the world's most diversified, large-scale precious metals streaming and royalty company, hosting a mature, Americas-focused portfolio, with no single asset expected to account for more than 12% of NAV[2]. The gold-dominated portfolio is expected to have a 2025 revenue mix of approximately 87% precious metals (with 75% of total revenues from gold[3]). Gold-focused growth assets, including MARA, Hod Maden, Great Bear, Platreef, and Warintza, are expected to add significant production growth over the long term. The pro-forma company will host robust cash flows and a strong balance sheet, providing financial strength to reinvest and compete for attractive deals, as demonstrated by Royal Gold's recently announced gold stream on the long-life Kansanshi mine acquired for $1 billion. The larger-scale and increased liquidity of the company is expected to attract a broader investor base, enhancing appeal to institutional investors as a leading North American precious metals streaming and royalty company, potentially driving a premium valuation.



Upon satisfaction of customary shareholder, court, and regulatory approvals, the Sandstorm Transaction is expected to close in the fourth quarter of 2025. For more information, refer to the Company's press release dated July 7, 2025.

Corporate and Development Asset Highlights

Deleveraging Continues

Sandstorm made $25 million in net debt repayments during the second quarter as part of the Company's deleveraging efforts. As of August 7, 2025, a balance of $315 million remains outstanding on the Company's revolving credit facility with an undrawn and available balance of $310 million.

Platreef Mining Crews Enter Flatreef Orebody

Ivanhoe Mines Ltd. ("Ivanhoe") announced in May that, after 30 years of efforts, mining crews at the Platreef mine in South Africa have driven underground development into the high-grade platinum, palladium, rhodium, nickel, gold, and copper Flatreef orebody. The milestone comes as Platreef advances toward commercial production, which Ivanhoe expects later in 2025. Since completing the sinking of Shaft #1 to a depth of 996 metres in 2021, Ivanhoe has completed 5.5 kilometres of tunnels on three levels. The Flatreef orebody was accessed on the 850-metre level and underground development on the 750-metre and 950-metre levels is expected to follow. Ore from the ongoing underground development will be stored at the surface ahead of the first feed of ore into the Phase 1 concentrator in the fourth quarter of 2025. Additionally, Ivanhoe reported that the construction of Shaft #2—Africa's largest hoisting shaft—is advancing well. The completion of Shaft #2 and Shaft #3 (which also continues to advance towards completion in early 2026), will increase total hoisting capacity from the Platreef mine to over 12 million tonnes per annum.

Hod Maden Technical Work Continues Ahead of Construction Decision

SSR Mining Inc. ("SSR Mining") continues to advance technical work at the Hod Maden gold project in Türkiye ahead of a formal construction decision. Over $40 million in year-to-date funding has been spent at Hod Maden, as the joint venture progresses engineering and initial site establishment efforts. As previously announced by SSR Mining, growth capital expenditures at Hod Maden are expected to total between $60–$100 million in 2025 (on a 100% basis), focused on the continued advancement of initial earthworks and site access activities, including the commencement of road and tunnel development. An initial exploration program is also planned in 2025, focused on potential extensions to the existing deposit and defining new targets. Based on the continued progress of these critical path early-works initiatives, Sandstorm maintains its forecast for first production at Hod Maden in 2028.

RIGI Application Progress for MARA

Glencore plc ("Glencore") continues to work closely with the Argentine government to progress the application for the MARA copper-gold project under Argentina's Promotional Regime for Large Investment ("RIGI"), which is expected to be submitted in the near term. RIGI aims to provide certainty and legal stability for long-term investments in Argentina by offering tax, customs, legal, and foreign



exchange benefits. During the company's recent earnings call, Glencore indicated that the company could make a Formal Investment Decision at MARA as early as 2027, depending on various regulatory approvals, market conditions, and other factors.

Production Outlook

Based on the Company's existing streams and royalties, attributable gold equivalent ounces are forecasted to be between 65,000 and 80,000 ounces in 2025, which considers a range of commodity price scenarios. The Company's 2025 guidance is sensitive to changes in relative commodity prices, with a ±10% change in both the copper and silver prices relative to the gold price expected to impact attributable gold equivalent ounces by approximately ±1,500 ounces. Long-term, the Company forecasts production to be approximately 150,000 attributable gold equivalent ounces in 2030 when factoring the Company's existing streams and royalties plus the exercise of the Company's exclusive gold stream option on the MARA project in Argentina.

Second Quarter Financial Results

For the three months ended June 30, 2025, the Company realized record revenue of $51.4 million and sold 15,098 attributable gold equivalent ounces (compared to $41.4 million and 17,414 ounces, respectively, for the comparable period in 2024). Approximately 82% of the Company's gold equivalent production was attributable to precious metals, 11% from copper, and 7% from other commodities.

	Revenue (in millions)	Gold Equivalent Ounces
Precious Metals	$41.2	12,358
Copper	$6.7	1,681
Other	$3.5	1,059
Total	**$51.4**	**15,098**

Strong commodity prices continue to drive robust operating results in 2025, specifically from the Company's gold and silver assets. Conversely, the outperformance of gold prices relative to other commodities, particularly copper, contributed to a decrease in attributable gold equivalent ounces sold during the second quarter. Moreover, production at certain key assets within the Company's portfolio is expected to be second-half weighted, including the Chapada copper mine, where attributable production has been impacted by lower-grade stockpiles, and the Greenstone gold mine, which continues to ramp up capacity. Several developments within the Company's royalty portfolio positively impacted revenue during the second quarter, including increased mining activity on the Company's Houndé royalty, continued operational improvements and stronger throughput at Bonikro, and an increase in the Company's Gualcamayo royalty entitlement from 1.0% to 3.0% after the mine exceeded a pre-determined production threshold.



Cash flows from operating activities, excluding changes in non-cash working capital were $37.7 million in the second quarter, supported by higher revenue and record cash operating margins of $2,981 per gold equivalent ounce sold. The Company had quarterly net income of $16.9 million, which benefited, in part, from a decrease in financing expense resulting from the continued repayment of the Company's revolving credit facility, which had an outstanding balance of $315 million at June 30, 2025.

Stream & Royalty Portfolio

Of the 15,098 gold equivalent ounces sold during the second quarter from the Company's diversified streaming and royalty portfolio, approximately 34% of production was attributable to mines located in North America, including 19% attributable to Canadian mines, 45% from South American mines, and 21% from operations in other countries.

North America

The Greenstone gold mine in Ontario continues to ramp up capacity after achieving commercial production in November 2024. Equinox Gold Corp. ("Equinox Gold") reported 95,723 ounces of gold produced at Greenstone in the first half of 2025 and is now estimating full-year production of between 220,000–260,000 ounces in 2025, which is consistent with Sandstorm's 2025 production guidance. Equinox Gold is implementing a comprehensive Greenstone improvement plan, commencing with the deployment of additional human capital and is expecting continued improvements through the second half of the year. Greenstone mining rates averaged 175,000 tonnes per day in May 2025, representing a 25% increase over first-quarter performance.

In May, First Majestic Silver Corp. ("First Majestic") announced the newly identified Santo Niño vein, located approximately 900 metres south of the Santa Elena processing plant in Mexico. The discovery underscores the growing scale and potential of the Santa Elena district, which now hosts four major deposits, including Santa Elena and Santo Niño, which are both located within Sandstorm's stream area of interest. Exploration results from 14 drill intercepts at Santo Niño have returned significant gold and silver grades, and the structure remains open in multiple directions. Follow-up drilling is planned throughout 2025 to further delineate its extent and potential.

South America

Year-over-year production attributable to the Chapada copper mine in Brazil was impacted in the second quarter by lower recoveries as a result of increased processing of ore from lower-grade stockpiles. Lundin Mining Corporation ("Lundin Mining") is forecasting 2025 copper production of 40,000–45,000 tonnes at Chapada and anticipates production to be weighted to the second half of the year as mine sequencing forecasts the processing of less lower-grade stockpile and more fresh ore. At a recent investor day, Lundin Mining highlighted the Saúva deposit—located 15 kilometres north of the Chapada mine—as the most attractive near-term low capital intensity growth opportunity for the company. Lundin Mining anticipates a two-phase open-pit plan at Saúva with additional underground potential, with Phase 1 targeting an increase in copper production by 50% over four years. A pre-feasibility for Phase 1 is underway and is expected to be complete by the end of 2025.



Royalty revenue attributable to the Aurizona mine in Brazil increased year-over-year following the implementation of a modified mine plan as a result of a geotechnical event in the first half of 2024. Equinox Gold is advancing permitting, exploration, and engineering studies related to an expansion at Aurizona that is expected to extend the mine life and increase annual gold production with the development of an underground mine and satellite open pit deposits that would operate concurrently with the existing open pit mine.

Lundin Gold Inc. ("Lundin Gold") reported an increase in year-over-year production at the Fruta del Norte mine ("FDN") in Ecuador. Over 256,000 ounces of gold were produced in the first half of 2025, supported by elevated grades. Continued drilling success from the near-mine exploration program at FDN has uncovered two new copper-gold porphyry systems. Positive drill results from the recently discovered Trancaloma target and the newly discovered Sandia target, located approximately 4 kilometres north of Trancaloma. Lundin Gold has successfully confirmed the continuity of at-surface copper-gold mineralization at Trancaloma with further expansion potential. The Sandia discovery, which also hosts mineralization at surface, further defines an emerging and highly prospective porphyry corridor currently delineated as 5 kilometres long adjacent to FDN.

In the first half of 2025, oxide production at the Gualcamayo mine in Argentina surpassed 396,000 ounces of gold, triggering an increase to Sandstorm's net smelter returns ("NSR") royalty from 1.0% to 3.0% per the Company's royalty agreements. The increase in royalty rate supported royalty revenues of approximately $1.3 million in the second quarter of 2025. In 2024, the operator of the Gualcamayo mine submitted a $1 billion investment plan to Argentina's Incentive Regime for Large Investment, which encompasses the development of the Gualcamayo Deep Carbonates Project ("DCP"). A Feasibility Study and detailed engineering work for the DCP are currently underway, with completion expected in 2025. In addition to the Company's 3.0% NSR royalty on oxide production at Gualcamayo, Sandstorm holds a 1.5% NSR on production from the DCP, plus a $30 million milestone payment due on commencement of commercial production at the DCP.

Other Countries

Increased mining activity on Sandstorm's area of interest at the Houndé gold mine in Burkina Faso positively impacted attributable royalty revenue in the second quarter. In the second half of 2025, Endeavour Mining plc ("Endeavour") anticipates ore to be sourced primarily from the Kari West pit, with supplemental ore sourced from the Vindaloo Main and Vindaloo North pits, all of which are located within Sandstorm's royalty. During the first quarter of 2025, Endeavour reported successful infill drilling at the Vindaloo Deeps deposit, where an exploration program continues to focus on delineating the deposit and a possible extension towards the south, with a target to define a large, high-grade maiden underground resource in the first half of 2026.

Attributable production from the Bonikro gold mine in Côte d'Ivoire continues to be stronger on a year-over-year basis, driven by increased throughput and operational improvements. Allied Gold Corporation expects production stripping in the first half of 2025 to expose higher-grade material for the second half of 2025 and for the full years 2026 and 2027, leading to robust free cash flows in the coming years. Exploration activities continue at several targets located on Sandstorm's area of interest.



Subsequent to quarter end, Sandstorm received its first silver deliveries from the Woodlawn mine in Australia. Develop Global Limited reported that site commissioning is proceeding to plan and ramp-up is in line with the project schedule. Approximately 164,000 tonnes of commissioning ore was treated in the second quarter, while the commissioning stabilization program is well advanced and metal recoveries are tracking in line with the operator's forecasts.

Webcast & Conference Call Details

A conference call will be held on Friday, August 8, 2025, starting at 8:30am PDT to further discuss the second quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 437-900-0527
North American Toll-Free: (+1) 888-510-2154
Conference ID: 95114
Webcast URL: https://app.webinar.net/03pE79E7GY5

Notes

1) Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards" or "IFRS") including, (i) total sales, royalties, and income from other interests, (ii) attributable gold equivalent ounce, (iii) average cash cost per attributable gold equivalent ounce, (iv) cash operating margin, and (v) cash flows from operating activities excluding changes in non-cash working capital.

   (i) Total sales, royalties and income from other interests is a non-IFRS financial measure and is calculated by taking total revenue which includes sales and royalty revenue, and adding contractual income relating to royalties, streams and other interests excluding gains and losses on dispositions. The Company presents total sales, royalties and income from other interests as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry.

   (ii) Attributable gold equivalent ounce is a non-IFRS financial ratio that uses total sales, royalties, and income from other interests as a component. Attributable gold equivalent ounce is calculated by dividing the Company's total sales, royalties, and income from other interests, less revenue attributable to non-controlling shareholders for the period, by the average realized gold price per ounce from the Company's gold streams for the same respective period. The Company presents attributable gold equivalent ounces as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

   (iii) Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company's cost of sales, excluding depletion by the number of attributable gold equivalent ounces. The Company presents average cash cost per attributable gold equivalent ounce as it believes that certain investors use this information to evaluate the Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis.

   (iv) Cash operating margin is calculated by subtracting the average cash cost per attributable gold equivalent ounce from the average realized gold price per ounce from the Company's gold streams. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the





Company's performance and ability to generate cash flow in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

(v) Cash flows from operating activities excluding changes in non-cash working capital is a non-IFRS financial measure that is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

Refer to pages 32–34 of the Company’s MD&A for the quarter ended June 30, 2025, which is available on SEDAR+ at www.sedarplus.com, for a numerical reconciliation of the non-IFRS financial measures described above. The presentation of these non-IFRS financial measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS financial measures differently.

2) Average of available consensus NAV estimates as of June 25, 2025.

3) Assumes a full year contribution in 2025 (excluding Kansanshi gold stream) and metal prices of $3,025 per ounce gold, $32.95 per ounce silver and $4.20 per pound copper.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

Erfan Kazemi	**Kim Bergen**
Chief Financial Officer	VP, Capital Markets
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Sandstorm holds a portfolio of approximately 230 royalties, of which 40 of the underlying mines are producing. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to, the completion of the Sandstorm Transaction and the timing thereof, the realization of synergies and expected premiums in connection with the Sandstorm Transaction, the identification of future accretive opportunities, permitting requirements and timelines, the future price of the Royal Gold Shares, the results of any preliminary economic assessment, Pre-Feasibility Study or Feasibility Study, the receipt of required approvals for the Sandstorm Transaction, the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the securities issuable pursuant to the Sandstorm Transaction, the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production, and the expectation and amount of common shares that the Company may purchase under its Normal Course Issuer Bid. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.





Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2024 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 31, 2025 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.